

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

January 6, 2009

Mr. Landy L. Fullmer
Chief Financial Officer
APCO Argentina Inc.
One Williams Center, Mail Drop 26-4
Tulsa, OK 74172

> **Re:** **APCO Argentina Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed March 11, 2008**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2008**
> **Filed August 8, 2008**
> **File No. 0-8933**

Dear Mr. Fullmer:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Chris White
Branch Chief